11 October 2007
Via Federal Express
Mr. Pradip Bhaumik
Attorney-Advisor
Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wipro Ltd.
Form 20-F for Fiscal Year Ended March 31, 2007
Filed: May 30, 2007
File No.: 1-16139
Dear Mr. Bhaumik,
We are writing on behalf of our client, Wipro Limited (“Wipro” or the “Company”), in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”), dated September 28, 2007, with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2007 (“Comment Letter”). In addition to a brief summary of the Company, you will find that the italicized paragraphs below restate the numbered paragraphs in your Comment Letter and the information following each paragraph contains Wipro’s responses.
Company Overview
Wipro Limited is a diversified company that deals in the areas of Information Technology (“IT”), IT services, IT products, and Consumer Care and Lighting Products. The Company is an Indian Corporation headquartered in Bangalore, India with operations in North America, Europe, and Asia.

Mr. Pradip Bhaumik
October 11, 2007
Page Two

SEC Comment Letter Questions and Company Responses

1.	We are aware of a March 2007 news report indicating that you have signed a memorandum of understanding to establish a strategic IT services partnership in Dubai with several parties, including Dubai Islamic Bank. Other news reports indicate that Dubai Islamic Bank is the majority shareholder of the Bank of Khartoum and a founder of Emirates and Sudan Bank, both based in Sudan. Sudan is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information regarding contacts with Sudan.

Please describe for us the nature and extent of any past, current or expected contacts with Sudan, whether through direct or indirect arrangements. Describe in reasonable detail any products, technologies and services you have provided or anticipate providing into Sudan, and any agreements, commercial arrangements or other contacts with the government of Sudan or entities controlled by that government.

Response

As reported on March 28, 2007, in the media (including in Khaleej Times, a leading Middle East newspaper), Wipro entered into a Memorandum of Understanding (“MOU”) on March 26, 2007, to which the Dubai Islamic Bank (“DIB”) was a signatory. Neither Bank of Khartoum nor Emirates and Sudan Bank is a party to the MOU and, to Wipro’s knowledge, neither is a beneficiary thereof. In addition, the geographical coverage of the proposed relationship is restricted to United Arab Emirates (“UAE”).

Under this MOU, the Company does not propose to provide any products, technologies, services, or financial support to entities in Sudan or those controlled by the Government of Sudan. In addition, Wipro is not aware of any agreements, commercial arrangements, or other contacts with the Sudanese Government or entities controlled by it.

In connection, however, with an ongoing contract, the Company does legally provide IT services to a European energy company in support of its operations in several locations, including Iran, Syria, and Sudan. These remote IT services are rendered from Wipro’s offshore development center in Bangalore, India. During the previous financial year (2006-2007), the revenues from such services to the listed countries were approximately $40,000. The Company expects similar revenues for the current financial year (2007-2008).

Mr. Pradip Bhaumik
October 11, 2007
Page Three

2.	You refer on pages 28, 45, and 140 of your Form 20-F to your India and AsiaPac IT Services and Products segment having “focus(ed) primarily on meeting the IT products and services requirements of companies in India, Asia-Pacific and the Middle East region.” Your Form 20-F does not include any specific information regarding contacts with North Korea, Iran or Syria, countries located in the referenced territories that are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with North Korea, Iran, and Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technologies, and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Response

Wipro has business segments that focus on providing IT services and products in India and the Asia Pacific and Middle Eastern regions. To its knowledge, other than the work for a European energy company, described above, none of these business segments, or other Company divisions has done business in, or with entities connected to, Iran, North Korea, Sudan, or Syria (“Sanctioned Countries”), or provided any products, technologies, services, or financial support to such countries or entities therein. In addition, Wipro is not aware of any agreements, commercial arrangements, or other contacts with the governments of the Sanctioned Countries or entities controlled by them.

3.	Please discuss the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Mr. Pradip Bhaumik
October 11, 2007
Page Four

Response

As a globally operating organization, with entities incorporated in a number of countries, certain divisions of the Company may conduct business with customers in or connected with the Sanctioned Countries. Wipro understands that the U.S. Department of State designates these countries as state sponsors of terrorism and maintains sanctions against them. The Company also recognizes that some U.S. states and academic institutions have adopted policies prohibiting investment in, or requiring divestment from, companies that do business with Sanctioned Countries.

Wipro actively employs policies, procedures, and systems for compliance with applicable international trade laws and regulations, including those in the United States. Accordingly, in connection with these policies and procedures, the Company does not knowingly provide any products, technologies, services, or financial support to Sanctioned Countries:

• Using U.S.-origin IT equipment or software;

• Using U.S. nationals, or employees located in U.S;

• Through Wipro's U.S. subsidiaries; or

• By providing services from any U.S. location

With respect to other business, to its knowledge, Wipro has not previously, and does not now conduct business with customers in or connected with the Sanctioned Countries. If, however, Wipro chooses to do so, it believes that any such additional business will be insignificant relative to its size and, in the Company’s view, will not represent, either individually or in aggregate, a material investment risk.

The European energy company business described above, which is valued at $40,000 per year and amounts to less than 0.01% of Wipro’s annual sales, is insignificant relative to the Company’s size. Even if Wipro should chose to enhance this business in coming years, it believes that such business will continue to be insignificant relative to its size and, in the Company’s view, will not represent either individually or in aggregate, a material investment risk. Furthermore, currently Wipro does not anticipate any material expansion of its revenue into this segment.

It is the Company’s belief that investors understand the scope of U.S. Sanctions and, therefore, engaging in legitimate business with Sanctioned Countries, as allowed by law, will not have a material effect on our business.

Mr. Pradip Bhaumik
October 11, 2007
Page Five

Compliance Policies and Procedures
The Company is engaged in educating and training its employees about the international trade laws and regulations that affect the Company’s sales. The Company is constantly updating and implementing practical policies and procedures for conducting its business in compliance with U.S. Government’s laws and regulations, where applicable.
Company Acknowledgement
In connection with the Company’s response to the Comment Letter, Wipro has authorized us to represent on their behalf that:
•	The Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	The Staff’s comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC any person under the federal securities laws of the United States.
*      *      *
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (202) 973-8875. Thank you very much for your assistance.
Very truly yours,
Wilson, Sonsini, Goodrich & Rosati
/s/ Joshua A. Holzer
Joshua A. Holzer
External Counsel for Wipro Ltd.
Cc	Madhu Khatri Corporate Vice President & General Counsel Wipro Limited